CUSIP No.  584007108

1. NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

BROWN BROTHERS HARRIMAN & CO.
13-4973745

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [ ]
(b) [ ]


3. SEC ONLY


4. CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A


5. SOLE VOTING POWER

517865


6. SHARED VOTING POWER

0


7. SOLE DISPOSITIVE POWER

517865


8. SHARED DISPOSITIVE POWER

0


9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

517865


10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(9) EXCLUDES CERTAIN SHARES*

[ ]

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW(9)*

6.18%


12. TYPE OF REPORTING PERSON*
BK


Item 1 (a).  Name of Issuer:

Merklermedia Corporation

Item 1 (b).  Address of issuer's principal executive offices:

20 Ketchum Street
Westport, Ct. 06880

Item 2 (a).  Name of person filing:

Brown Brothers Harriman & Co.

Item 2 (b).  Address of principal business office:

59 Wall Street
New York N.Y. 10005

Item 2 (c).  Citizenship

U.S.A

Item 2 (d).  Title of class of securities

Common

Item 2 (e).  CUSIP Number:

584007108

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:


(b) [X]  Bank as defined in section 3(a)(6) of the Act.


(g) [ ]  Parent holding company, in accordance with Subsection 240
 13d-1(b)(ii)(G)


Item 4. Ownership:


        (a)  Amount beneficially owned:

             517865

        (b)  Percent of class:

             6.18%

        (c)  Number of shares as to which such person has:


             (i)   Sole power to vote or to direct the vote

                   517865

             (ii)  Shares power to vote or to direct the vote



             (iii) Sole power to dispose or to direct the disposition of

                   517865

             (iv)  Shared power to dispose or to direct the disposition of



Item 5.  Ownership of 5 percent or less of a class

N/A


Item 6.  Ownership of more than 5 percent on behalf of another person

N/A


Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company

N/A

Item 8.  Identification and Classification of Members of the Group

N/A

item 9.  Notice of Dissolution of Group

N/A

Item 10. Certification

I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Charles M. Freund
Assistant Manager
Brown Brothers Harriman & Co.